FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form        Registration No.

S-8        333-72454
S-8        333-101470
S-8        333-236894
S-8        333-260935
F-10        333-257098

Exhibits 31.1 and 31.2 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrants under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ “Todd Stack”
Todd Stack
Executive Vice President, Finance and Chief Financial Officer

Date: May 4, 2023

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three month periods ended March 31, 2023.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2023.
31.1	Form 52-109F2 Full Certificate, dated May 4, 2023, of John Kousinioris, President and Chief Executive Officer
31.2	Form 52-109F2 Full Certificate, dated May 4, 2023, of Todd Stack, Executive Vie President, Finance and Chief Financial Officer